Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

September 19, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Stacie Gorman

Re:	Rise Companies Corp. (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed September 11, 2025 File No. 024-12664

Dear Ms. Gorman:

We filed the above-referenced Offering Statement on Form 1-A on September 11, 2025. Pursuant to Rule 461 under the Securities Act of 1933, as amended, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on September 23, 2025 at 3:00 PM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	David Roberts, Esq.